AMENDMENT NO. 11 TO

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

TCW Funds, Inc. and TCW Investment Management Company LLC hereby agree to amend the Investment Advisory and Management Agreement (“Agreement”) entered into by the parties and dates as of February 6, 2013, as amended, as follows:

This Amendment shall be effective July 10, 2024. All other terms and conditions of the Agreement will remain in full force and effect, including the existing provisions of Schedule A and any amendments, thereof.

SCHEDULE A

Annual Fee Rate
Fund	(expressed as a percentage of net assets)

TCW Central Cash Fund	0.00%

IN WITNESS WHEREOF, the parties have agreed to and executed this amendment to the Agreement on the day and year written above.

TCW FUNDS, INC.

By:	/s/ Peter Davidson
Name: Peter Davidson
Title: Vice President & Secretary

TCW INVESTMENT MANAGEMENT COMPANY LLC.

By:	/s/ Peter Davidson
Name: Peter Davidson
Title: Senior Vice President & Associate General Counsel